Walton RE Securities, LLC
Statements of Financial Condition
December 31, 2025

Assets	
Cash	$ 277,246
Contract Receivable	16,813
Prepaid Expenses	32,921
Total Assets	326,980
Liabilities and Member's Equity	
Commissions Payable and Accrued Liabilities	27,710
Due to Related Party	10,442
Total Liabilities	38,152
Member's Equity	288,828
Total Liabilities and Member's Equity	$ 326,980